Exhibit 99.105

DeFi Technologies Subsidiary, Valour, Forges Strategic Collaboration with Core Foundation to Launch Innovative Bitcoin ETPs

●	Innovative Bitcoin ETPs Launch: DeFi Technologies Inc. and Valour partner with the Core Foundation to launch groundbreaking Exchange Traded Products (“ETPs”), including a first-of-its-kind Yield Bearing BTC ETP and a novel Core ETP, leveraging Core Chain’s unique blockchain features.

●	Yield Opportunities Through BTC: The Yield Bearing BTC ETP introduces a new era for Bitcoin as an actively yielding investment, utilizing Core Chain’s block rewards and expanding Bitcoin’s utility without leaving the network.

●	Validator Node Management and BTC Staking: Valour Inc. will manage a validator node on the Core Blockchain, enhancing network security and efficiency while planning to stake $100 million in BTC, further solidifying the collaboration’s commitment to integrating traditional finance with blockchain innovation.

TORONTO – April 17, 2024 – DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has entered into a collaboration with the Core Foundation, an organization dedicated to the development of the Core blockchain network (“Core Chain”). Core Chain is a cutting-edge, Bitcoin-powered, EVM-compatible blockchain that incorporates Bitcoin miners and BTC stakers into its security in exchange for rewards.

This collaboration is set to develop innovative ETPs that leverage Core Chain’s unique blockchain capabilities, introducing a first-of-its-kind Yield Bearing BTC ETP and a novel Core ETP. These ETPs aim to redefine Bitcoin’s utility as an investment opportunity within the digital asset ecosystem, granting BTC native yield through non-custodial BTC staking.

The Yield Bearing BTC ETP will offer yield directly from Core Chain’s block rewards. This groundbreaking initiative marks a first in the market, as the previously passive BTC asset becomes productive and yield-bearing without moving off the Bitcoin Network.

The Core ETP will provide investors with yield-bearing opportunities through Core Chain’s native staking rewards, aimed at enhancing investor returns. This ETP is designed to widen investor access to Core’s innovative staking mechanisms.

In this strategic collaboration, Valour will also manage a validator node on the Core Blockchain. This effort will not only bolster the security and efficiency of the Core network but also enable Valour to earn validator commissions, highlighting the synergistic potential between Valour and Core Chain.

Valour additionally plans to stake $100 million in BTC with Core Chain through the BTC staking product.

“We are at a pivotal moment in the evolution of digital assets, where the boundaries between traditional finance and decentralized finance are not just blurring but merging,” said Olivier Roussy Newton, CEO of DeFi Technologies. “This collaboration with the Core Foundation and the launch of our innovative ETPs are emblematic of our commitment to leading this charge. By introducing yield-bearing opportunities to Bitcoin through these ETPs, we’re not only enhancing its utility but also offering investors novel ways to engage with the world’s premier cryptocurrency. Our move to manage a validator node and our significant BTC stake in the Core Chain are testament to our belief in a future where Bitcoin’s foundational technology and DeFi innovations converge to create unparalleled investment opportunities.”

“We’re thrilled to announce our collaboration with DeFi Technologies and Valour. Their inspiring vision of enabling access to innovative digital products through traditional offerings perfectly aligns with our ethos at Core Foundation.” said Brendon Sedo, a contributor at Core Foundation. “This collaboration not only signals Bitcoin’s growth as an ecosystem but also showcases the growing potential of BTC as a yield-bearing asset. Core Foundation is proud to be the first and most reliable ecosystem to power these new offerings, underscoring Core Chain’s position as the most Bitcoin-aligned blockchain. We’re excited about the future and warmly welcome the DeFi Technologies team in our collective journey forward.”

About Core Chain

The Core blockchain network is a Bitcoin-powered layer-one blockchain for EVM-Compatible smart contracts. With 50% of Bitcoin mining hash power contributing to Core’s security in exchange for unlocking Bitcoin utility and rewards, Core Chain is the most Bitcoin-aligned EVM blockchain (BTCfi, Bitcoin staking, and more).

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to future development and listings of ETPs; staking of Bitcoin within the Core Chain; development and management of a validator node on the Core Chain; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges and regulatory authorities; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations
ir@defi.tech

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